UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

October 12, 2005

Drilling at Planchas de Plata Intersects 24 feet of 22 oz per tonne Silver

VANCOUVER, BRITISH COLUMBIA  Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports results from ongoing drilling at the Company’s 100% owned Planchas de Plata project, located in northern Sonora, Mexico.

A total of 6,369 metres in 44 holes has now been completed utilizing a core rig. Drilling was initiated in April 2005, and, except for a delay in July due to a lack of water, has proceeded smoothly. Assays have now been received for the first 38 holes of this program.

The most significant intercepts encountered in this program to date include hole PP05-28C which intersected 756.6 grams per tonne (“g/t”) silver over 7.2 metres (22.09 ounces per tonne (“opt”) silver over 24 feet) within a larger intersection of 18.6 metres averaging 299 g/t silver from 81.4 to 100 metres (8.73 opt silver over 61 feet).

Additional material intercepts are summarized in the table, below:

Planchas de Plata Drill Results (Main Zone)

Drill Hole	From	To	Width*		Silver
	metres	Metres	metres	feet	g/t	opt
PP05-2C	35.46	37	1.54	5	368.0	10.75
PP05-5C	136.5	138.5	2	7	37.5	1.10
PP05-8C	50.6	52.1	1.5	5	31.2	0.91
PP05-10C	74.5	88.5	14	46	35.0	1.02
PP05-19C	12.3	14.3	2	7	31.8	0.93
PP05-28C	81.4	100	18.6	61	299.0	8.73
including	83.4	90.6	7.2	24	756.6	22.09
and	147	149	2	7	124.0	3.62
PP05-31C	6.5	18.4	11.9	39	82.6	2.41
PP05-32C	8	29.57	21.57	71	103.9	3.04
and	47	55	8	26	32.9	0.96
and	80.9	94.5	13.6	45	93.7	2.74
PP05-33C	103	121	18	59	94.0	2.75
and	172.87	192	19.1	63	173.7	5.07
PP05-34C	168	172	4	13	109.1	3.18
PP05-36C	29	33	4	13	80.4	2.35
and	79	100	21	69	240.8	7.03

including	86.8	94.1	7.3	24	534.1	15.59
PP05-37C	192	196	4.0	13	91.7	2.68
PP05-38C	175.5	179.3	3.8	12	46.4	1.35

*All widths are downhole widths and may not be true widths.

Details of Current Drilling

To date, the current drill program has consisted of two phases. The first phase targeted three distal prospect areas of the property where limited historical mining, but no previous drilling, had been identified. These previously-untested prospects were located 800 and 1,500 meters to the north and east of the main historical workings at Planchas de Plata, where the Company had earlier completed an initial, reverse-circulation drill program (reported February 28, 2005). Drill results from these distal areas were spotty, and locally indicate increasing grade with depth. Additional drilling is slated to follow up and test for higher-grade mineralization utilizing the geologic understanding being gained from drilling during the second phase of the current program.

The second phase of the current program targeted extensions of mineralization that was defined by the earlier reverse-circulation drill program. Starting with hole PP05-28C, drilling encountered concealed mineralization approximately 100 metres to the southeast of the largest area of historic mining. Subsequent drilling has now succeeded in extending this mineralization over an area greater than 100 by 200 metres and in connecting the zone with mineralization found in the area of historic workings.

Mineralization in this area occurs as several stacked, sub-horizontal to gently north-dipping zones found at or within 50 meters of the upper contact of rhyodacite rocks with overlying conglomerates. The deeper intercepts within the rhyodacite are higher grade, probably due to less dissemination than in the porous conglomerates. To the northwest, the zones are exposed at the surface and were the target of historic mining and drilling. To the south and east, the zones trend under topography and remained unexplored.

Ongoing drilling continues to target and define the mineralized zones, which remain open to the north, east, and southwest. Drilling has helped to characterize the geologic controls to mineralization and to identify the higher grade portions. Sufficient drill roads and pads exist to adequately explore the zone without the need for additional permitting.

Real Viejo and El Malacate Exploration

Upon completion of drilling at Planchas de Plata, the drill rig will be moved to follow up mineralization encountered on the El Malacate and Real Viejo projects - both located within 10 kilometers of Planchas de Plata. Previous drilling at El Malacate defined mineralized zones greater than 20 metres in width and extending over 1500 metres in strike with single 1.5 metre intercepts ranging up to 2.0 g/t gold. The best hole at Real Viejo averaged 211.4 g/t silver over 91.5 metres (6.17 opt silver over 300 feet) with high grade 1.5 metre intercepts up to 2,640 g/t silver, as reported on February 28, 2005. The proposed holes will attempt to extend the highest grade mineralization previously drilled at each project. Results from the additional drilling will be reported as they become available.

Quality Control and Assurance

Drill samples, weighing between 5 kg and 10 kg each, were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Diamond core drilling is being conducted by Britton International based in Hermosillo, Sonora.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company’s mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of Minefinders’ mineral resources and the timing of the further exploration and development of its exploration projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

October 12, 2005

Item 3.	News Release

The News Release dated October 12, 2005 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced results from ongoing drilling at the Company’s 100% owned Planchas de Plata project, located in northern Sonora, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of October, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

October 12, 2005

Drilling at Planchas de Plata Intersects 24 feet of 22 oz per tonne Silver

VANCOUVER, BRITISH COLUMBIA  Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports results from ongoing drilling at the Company’s 100% owned Planchas de Plata project, located in northern Sonora, Mexico.

A total of 6,369 metres in 44 holes has now been completed utilizing a core rig. Drilling was initiated in April 2005, and, except for a delay in July due to a lack of water, has proceeded smoothly. Assays have now been received for the first 38 holes of this program.

The most significant intercepts encountered in this program to date include hole PP05-28C which intersected 756.6 grams per tonne (“g/t”) silver over 7.2 metres (22.09 ounces per tonne (“opt”) silver over 24 feet) within a larger intersection of 18.6 metres averaging 299 g/t silver from 81.4 to 100 metres (8.73 opt silver over 61 feet).

Additional material intercepts are summarized in the table, below:

Planchas de Plata Drill Results (Main Zone)

Drill Hole	From	To	Width*		Silver
	metres	Metres	metres	Feet	g/t	opt
PP05-2C	35.46	37	1.54	5	368.0	10.75
PP05-5C	136.5	138.5	2	7	37.5	1.10
PP05-8C	50.6	52.1	1.5	5	31.2	0.91
PP05-10C	74.5	88.5	14	46	35.0	1.02
PP05-19C	12.3	14.3	2	7	31.8	0.93
PP05-28C	81.4	100	18.6	61	299.0	8.73
including	83.4	90.6	7.2	24	756.6	22.09
and	147	149	2	7	124.0	3.62
PP05-31C	6.5	18.4	11.9	39	82.6	2.41
PP05-32C	8	29.57	21.57	71	103.9	3.04
and	47	55	8	26	32.9	0.96
and	80.9	94.5	13.6	45	93.7	2.74
PP05-33C	103	121	18	59	94.0	2.75
and	172.87	192	19.1	63	173.7	5.07
PP05-34C	168	172	4	13	109.1	3.18

PP05-36C	29	33	4	13	80.4	2.35
and	79	100	21	69	240.8	7.03
including	86.8	94.1	7.3	24	534.1	15.59
PP05-37C	192	196	4.0	13	91.7	2.68
PP05-38C	175.5	179.3	3.8	12	46.4	1.35

*All widths are downhole widths and may not be true widths.

Details of Current Drilling

To date, the current drill program has consisted of two phases. The first phase targeted three distal prospect areas of the property where limited historical mining, but no previous drilling, had been identified. These previously-untested prospects were located 800 and 1,500 meters to the north and east of the main historical workings at Planchas de Plata, where the Company had earlier completed an initial, reverse-circulation drill program (reported February 28, 2005). Drill results from these distal areas were spotty, and locally indicate increasing grade with depth. Additional drilling is slated to follow up and test for higher-grade mineralization utilizing the geologic understanding being gained from drilling during the second phase of the current program.

The second phase of the current program targeted extensions of mineralization that was defined by the earlier reverse-circulation drill program. Starting with hole PP05-28C, drilling encountered concealed mineralization approximately 100 metres to the southeast of the largest area of historic mining. Subsequent drilling has now succeeded in extending this mineralization over an area greater than 100 by 200 metres and in connecting the zone with mineralization found in the area of historic workings.

Mineralization in this area occurs as several stacked, sub-horizontal to gently north-dipping zones found at or within 50 meters of the upper contact of rhyodacite rocks with overlying conglomerates. The deeper intercepts within the rhyodacite are higher grade, probably due to less dissemination than in the porous conglomerates. To the northwest, the zones are exposed at the surface and were the target of historic mining and drilling. To the south and east, the zones trend under topography and remained unexplored.

Ongoing drilling continues to target and define the mineralized zones, which remain open to the north, east, and southwest. Drilling has helped to characterize the geologic controls to mineralization and to identify the higher grade portions. Sufficient drill roads and pads exist to adequately explore the zone without the need for additional permitting.

Real Viejo and El Malacate Exploration

Upon completion of drilling at Planchas de Plata, the drill rig will be moved to follow up mineralization encountered on the El Malacate and Real Viejo projects - both located within 10 kilometers of Planchas de Plata. Previous drilling at El Malacate defined mineralized zones greater than 20 metres in width and extending over 1500 metres in strike with single 1.5 metre intercepts ranging up to 2.0 g/t gold. The best hole at Real Viejo averaged 211.4 g/t silver over 91.5 metres (6.17 opt silver over 300 feet) with high grade 1.5 metre intercepts up to 2,640 g/t silver, as reported on February 28, 2005. The proposed holes will attempt to extend the highest grade mineralization previously drilled at each project. Results from the additional drilling will be reported as they become available.

Quality Control and Assurance

Drill samples, weighing between 5 kg and 10 kg each, were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing.

Diamond core drilling is being conducted by Britton International based in Hermosillo, Sonora.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company’s mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of Minefinders’ mineral resources and the timing of the further exploration and development of its exploration projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date October 12, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director